Form N-SAR
Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Focused Value Fund
333-106142, 811-21371

The Supplement to the Janus Adviser Prospectuses dated April 29, 2004 shows the following changes for US Value Fund:

     Effective on or about July 6, 2004, US Value Fund will change its name to "Focused Value Fund" and will eliminate its policy to invest, under normal circumstances, at least 80% of its net assets in securities of U.S. companies. Focused Value Fund will adopt a policy to invest, under normal circumstances, at least 65% of its net assets in securities of U.S. companies, as defined in the Prospectus. Focused Value Fund will continue to emphasize investments in issuers with the potential for long-term capital appreciation using a "value" approach. The "value" approach emphasizes investments in companies the portfolio manager believes are undervalued.